

July 23, 2007

By facsimile to (410) 580-3001 and U.S. Mail

Mr. David J. Meador
Chief Financial Officer and Secretary
Stinger Systems, Inc.
2701 North Rocky Point Drive, Suite 1130
Tampa, FL 33607

Re: Stinger Systems, Inc.
        Pre-effective Amendment 2 to Registration Statement on Form S-1
        Filed July 16, 2007
        File No. 333-143200

Dear Mr. Meador:

        We reviewed the filing and have the comments below.

Selling Stockholders, page 49

1.   The representation in response to prior comment 1 that the 2,903,645 shares of common
        stock being registered represent 41% of the non-affiliate public float of 7,122,922 shares
        appears inconsistent with the information provided in response to comment 8 in our June
        15, 2007 letter that there were 4,240,974 shares held by non-affiliates before the January
        25, 2007 warrant transaction. Please advise.

2.   Refer to prior comment 2. The date of March 21, 2007 in footnote (5) and the revised
        date of March 21, 2007 under Item 15 in Part II do not conform to the date of March 28,
        2007 under Note 17 to the financial statements. Similarly, the date of March 18, 2007 in
        footnote (7) and the revised date of March 18, 2007 under Item 15 in Part II do not
        conform to the date of March 19, 2007 under Note 17 in the financial statements. Please
        reconcile the disclosures.

Closing

File an amendment to the S-1 in response to the comments. To expedite our review, Stinger may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If Stinger thinks that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Stinger and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

If Stinger requests acceleration of the registration statement's effectiveness, Stinger should furnish a letter at the time of the request in which it acknowledges that:

- Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

- The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Stinger from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- Stinger may not assert our comments and the declaration of the registration statement's effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States' federal securities laws.

The Commission's Division of Enforcement has access to all information that Stinger provides us in our review of the registration statement or in response to our comments on the registration statement.

We will consider a written request for acceleration of the registration statement's effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement's effectiveness.

You may direct questions on comments and other disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Jason C. Harmon, Esq.
DLA Piper US LLP
6225 Smith Avenue
Baltimore, MD 21209